Writer's Direct Dial +1 212 225 2676
E-Mail: aspeyer@cgsh.com

January 18, 2011

Karl Hiller
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4628

Re:	Petróleos Mexicanos
Form 20-F for Fiscal Year Ended December 31, 2009 Filed June 29, 2010, File No. 000-00099

Dear Mr. Hiller:

By letter dated December 30, 2010, the staff of the Securities and Exchange Commission (the “Staff”) provided certain comments on Petróleos Mexicanos’ annual report on Form 20-F for the fiscal year ended December 31, 2009 (the “Form 20-F”), which was filed with the Securities and Exchange Commission on June 29, 2010.

As discussed with Craig Arakawa of the Staff on January 18, 2011, Petróleos Mexicanos is still engaged in a review of the information required to provide comprehensive responses to these comments and is requesting that it be granted an extension until January 21, 2011 in order to provide complete responses to these comments.

Karl Hiller, p. 2

If you have any questions regarding this extension request or require any additional information, please do not hesitate to contact me at (212) 225-2676 or Wanda J. Olson at (212) 225-2730.

Very truly yours,

/s/ Alex J. Speyer
Alex J. Speyer

cc:	Mr. Craig Arakawa
Ms. Kimberly Calder
        Securities and Exchange Commission

Mr. Juan José Suárez Coppel
Mr. Carlos Alberto Treviño Medina
Mr. Ignacio Quesada Morales
Mr. Víctor Cámara Peón
Mr. Mauricio Alazraki
Mr. Francisco J. Torres Suárez
Ms. Celina Torres Uribe
Mr. José Elías Sahab Jaik
Mr. Ernesto Balcázar Hernández
        Petróleos Mexicanos

Mr. Gustavo Hernández García
Mr. Alfonso Rodríguez Torres
        Pemex Exploración y Producción
Ms. Wanda J. Olson
Mr. Grant M. Binder
        Cleary Gottlieb Steen & Hamilton LLP